Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES TIME CHARTER CONTRACT WITH ST SHIPPING AT FIXED FLOOR RATE OF US$45,000 PER DAY PLUS 50/50 PROFIT SHARE FOR LR2 TANKER, M/T P. ALIKI

ATHENS, Greece, June 27, 2023 - Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with ST Shipping & Transport Pte Ltd., (the “Charterer”) for the 2010-built, 105,304 dwt, LR2 Aframax oil product tanker, the M/T P. Aliki. The gross charter rate will be based on a fixed floor rate of US$45,000 per day for a period of minimum four (4) months to a maximum of five and a half (5.5) months at the option of the Charterer, plus a 50/50 profit share provision above the floor rate. The charter commenced on June 26, 2023 and is expected to generate approximately a minimum of US$5.5 million to a maximum of US$7.5 million in gross revenue depending on the duration of the charter, excluding any additional income that may be earned from the profit share provision.

Commenting on the charter, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“Following the recent announcement of our record financial results and net income of $15.7 million during the 2023 first quarter, we are pleased to announce the new time charter contract for our LR2 Aframax tanker, M/T P. Aliki. This contract commenced immediately after the expiration of the previous charter agreement with Trafigura Maritime Logistics Pte Ltd at a gross daily charter rate of $45,000.

“With a fixed floor daily rate of $45,000, this new contract boosts our fleet-wide revenue backlog to approximately $54 million, based on the minimum duration of each charter. In addition, it provides the opportunity to further enhance our current profitability by capitalizing on the robust Aframax spot charter rates, thanks to our partnership with the Charterer and the 50% share of the vessel’s earnings above the floor. With a term of 4 to 5.5 months, the M/T P. Aliki will be strategically positioned for new employment during the seasonally strong fall period. This contract reflects our solid relationships with reputable and creditworthy counterparties, such as ST Shipping & Transport Pte Ltd., which currently employs three of our tankers.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.